Exhibit 4
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12(B) OF THE
SECURITIES EXCHANGE ACT OF 1934
The Eastern Company (the “Company”) has one class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended: common stock, no par value (“Common Stock”).
The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, 1,000,000 shares of voting preferred stock, no par value (“Voting Preferred Stock”) and 1,000,000 shares of non-voting preferred stock, no par value (“Non-Voting Preferred Stock,” together “Preferred Stock”).
The following brief description of the Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and the Company’s Amended and Restated By-Laws (the “By-Laws”). The Company encourages you to read the Certificate of Incorporation, the By-Laws and the applicable provisions of the Connecticut Business Corporation Act (the “CBCA”) for additional information.
Description of Common Stock
Assessment and Redemption

The shares of Common Stock are fully paid and non-assessable.  The shares of Common Stock are not redeemable at the option of the Company or the holders thereof.  The Common Stock is not subject to call.

No Conversion Rights

The Common Stock does not have any conversion rights.

Dividend Rights

Subject to the rights of any outstanding shares of Preferred Stock, dividends may be paid upon the Common Stock as and when declared by the Board of Directors of the Company (the “Board”) out of funds legally available for payment of dividends. Dividends may be payable in cash, stock or other property.

Liquidation Rights

In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share, on a pro rata basis, in any remainder of the assets of the Company, subject to the rights of any outstanding shares of  Preferred Stock.

No Par Value

The Common Stock has no par value.

No Pre-emptive Rights or Sinking Fund Provisions

No holders of Common Stock have any pre-emptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities which may be issued by the Company. The Common Stock is not subject to any sinking fund provisions.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held on each matters submitted to a vote at all meetings of shareholders.  The shares of Common Stock have non-cumulative voting rights.  This means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors standing for election, and in such event the holders of the remaining shares voting for the election of Directors will not be able to elect any person or persons to the Board.

Board of Directors

The Board is not classified, so all Directors are elected annually for a one-year term. The By-Laws provide that the size of the Board shall consist of not less than five nor more than ten persons, but the number of persons constituting the Board may be increased or decreased by the vote of the Directors then in office.

Power to Call a Special Meeting of Shareholders

The By-Laws provide that special meetings of shareholders may be called at any time by the Chairman of the Board, the President of the Company or a majority of the Board, and are required to be called by the President upon the written request of the holders of not less than 35% of the voting power of all shares entitled to vote at the meeting.

Action Without a Meeting

Action required or permitted by Connecticut law to be taken at a shareholders’ meeting may be taken without a meeting by written consent of all of the shareholders entitled to vote on the action.

Amendment of By-Laws

The By-Laws may be amended, repealed or added to by vote of the holders of not less than 75% of the outstanding voting stock, or by the vote of a majority of all the Directors on the Board.

Preferred Stock

Under the Certificate of Incorporation, the Board is authorized without further shareholder action to provide for the issuance of shares of Voting Preferred Stock or Non-Voting Preferred Stock.  Each class of Preferred Stock may be issued in one or more series, with such terms, limitations and relative rights and preferences, including conversion rights, if any, as may be fixed and determined by the Board.

Transfer Agent and Registrar

The transfer agent for the Common Stock is American Stock Transfer & Trust Company, LLC.

Listing

The Common Stock is traded on the Nasdaq Global Market under the trading symbol “EML.”

Antitakeover Legislation

The Company is subject to the provisions of Section 33-844 of the CBCA which prohibits a Connecticut corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the purchase of stock by which such person becomes an interested shareholder is approved by the Board, and by a majority of the Company’s non-employee Directors, prior to the date on which the person becomes an interested shareholder.  A “business combination” generally includes mergers, asset sales, some types of stock issuances and other transactions with, or resulting in a disproportionate financial benefit to, the interested shareholder.  Subject to exceptions, an “interested shareholder” is a person who owns 10% or more of the Company’s voting power, or is an affiliate or associate of the Company and owned 10% or more of the Company’s voting power within the past five years.

The Company is also subject to Section 33-841 and Section 33-842 of the CBCA.  These provisions generally require business combinations with an interested shareholder to be approved by the Board and then by the affirmative vote of at least:

•	the holders of 80% of the voting power of the outstanding shares of the Company’s voting stock; and

•	the holders of 2/3 of the voting power of the outstanding shares of the Company’s voting stock, excluding the voting stock held by the interested shareholder;

unless the consideration to be received by the shareholders meets certain price and other requirements set forth in Section 33-842 of the CBCA or unless the Board has by resolution determined to exempt business combinations with that interested shareholder prior to the time that such shareholder became an interested shareholder.

The Company is also subject to Section 33-756(g) of the CBCA, generally requiring Directors acting with respect to mergers, sales of assets and other specified transactions to consider, in determining what they reasonably believe to be in the best interests of the Company, specified interests, including those of the Company’s employees, customers, creditors and suppliers and any community in which any office or other facility of the Company is located.  Section 33-756(g) of the CBCA also allows a Director to consider, in the discretion of such Director, any other factors the Director reasonably considers appropriate in determining what the Director reasonably believes to be in the best interest of the Company.